U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
                                                                                     SEC File Number  000-17541
                      CUSIP Number  741113 10 4

(Check One):  [ X ] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form 11-K [   ] Form 10-Q and Form 10-QSB
[   ] Form N-SAR

For Period Ended: January 3, 2009
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                                                                      PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10 Glenville Street
City, State and Zip Code
Greenwich, CT 06831

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K for the year ended January 3, 2009 within the prescribed time for the reasons described below:

The Company is in the process of moving certain finance functions from Hudson, NH to Greenwich, CT in the first half of 2009.  In connection with this move, the Company is incurring certain personnel changes and has been delayed in completing the supporting documentation required to complete the 10-K by the filing deadline of March 19, 2009.

The Company intends to file its Form 10-K within fifteen days of this submission.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James Van Horn	203	769-8032
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

On March 18, 2009 the Company reported the following full year 2008 financial results which included significant improvement from 2007 across several financial metrics.  This information was included in the Company’s   March 18, 2009  Form 8-K filing.

The Company reported income from continuing operations for the full year 2008 of $3.1 million, or $0.09 per share, versus a loss from continuing operations of ($10.4) million, or ($0.29) per share in 2007, an improvement of $13.5 million or $0.38 per share. Significant improvements in both gross margin and operating expense levels, driven in large part by the successful implementation of the Company’s Business Improvement Plan announced in October 2007, resulted in profitable 2008 results despite the impact of a 22% decrease in revenue caused largely by the global economic slowdown.   In addition, the Company reduced debt net of cash by $11.2 million or 49% from the end of 2007.  Including discontinued operations, the company reported net income of $0.5 million for the full year 2008, an improvement of $12.7 million and $0.35 per share when compared to 2007.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 19, 2009                                                                       By         /s/ Jeffrey A. Cook
                              Name:  Jeffrey A. Cook
                              Title:  Executive Vice President and Chief Financial Officer